101 Constitution Avenue, NW
Washington, DC 20080
www.wglholdings.com
William R. Ford
Vice President and Chief Accounting Officer
(202) 624-6302
(202) 624-6161 FAX
wford@washgas.com

June 6, 2014

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

RE:	WGL Holdings, Inc. and Washington Gas Light Company
Form 10-K for Fiscal Year Ended September 30, 2013 filed November 20, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2014 filed May 8, 2014
File Nos. 1-16163 and 0-49807

Dear Mr. Thompson,

In response to your comment letter dated May 22, 2014, we are providing the following responses. Except where the content clearly indicates otherwise, any reference to “WGL Holdings,” “we,” “us” or “our” is to the holding company or the consolidated entity of WGL Holdings, Inc. and all of its subsidiaries, including Washington Gas Light Company which is a distinct registrant that is a wholly owned subsidiary of WGL Holdings.

In responding to the comments contained in the May 22nd letter, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

3.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses to the May 22nd comment letter are set forth in the numbered paragraphs below and correspond to the numbered comments in the letter, with your comments presented in bold italics and quotation marks.

Form 10-K for the Fiscal Year Ended September 30, 2013

SEC Comment # 1

“We note that your investment in ADS Solar is accounted for using the hypothetical liquidation at book value method. Please tell us your consideration of disclosing the rights and priorities of the partners, including the key provisions of the partnership agreement that govern how the partnership’s assets are distributed to investors which form the basis for your application of the HLBV method. Please also tell us your consideration of providing similar disclosure regarding your investment in Meade Pipeline Co LLC disclosed on page 38 of your quarterly report on Form 10-Q for the quarter ended March 31, 2014. In addition, please tell us how you apply the HLBV method.”

Response to Comment # 1

The Hypothetical Liquidation at Book Value (HLBV) method is an acceptable practice applied under ASC 970-323-35-17 and defined in an exposure draft related to real estate investments. It is commonly applied to equity investments in the renewable energy industry, where cash distribution percentages vary at different points in time and are not directly linked to an investor’s ownership percentage. For those types of investments accounted for under the HLBV method, applying the percentage ownership interest to GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. WGL Holdings uses the HLBV method for equity method investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests. The equity investment agreements for both ASD Solar, LP (ASD) and Meade Pipeline Co LLC (Meade) have liquidation rights and priorities that are sufficiently different from the ownership percentages such that the HLBV method was deemed appropriate.

WGL Holdings applies HLBV using a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that WGL Holdings would receive if an equity investment entity were to liquidate all of its assets (as valued in accordance with GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is WGL Holdings’ share of the earnings or losses from the equity investment for the period. This calculation will vary in its complexity depending on the intricacy of the capital structure and the tax considerations for the investment.

While no standardized disclosure requirements are applicable when the HLBV method is applied, we considered and applied all relevant disclosures contemplated by ASC 323-10-50, ASC 810-10-50-5A, ASC 810-10-50-4 and ASC 810-10-50-10 in our annual and quarterly filings related to the ASD and Meade investments. Prospectively, we will add the following additional disclosure to our note regarding Other Investments to describe the application of the HLBV method:

WGL Holdings uses the HLBV method for equity method investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests. The HLBV method is commonly applied to equity investments in the renewable energy industry, where cash distribution percentages vary at different points in time and are not directly linked to an investor’s ownership percentage. For those types of investments accounted for under the HLBV method, applying the percentage ownership interest to GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. The equity investment agreements for both ASD and Meade have liquidation rights and priorities that are sufficiently different from the ownership percentages such that the HLBV method was deemed appropriate.

WGL Holdings applies the HLBV method using a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that WGL Holdings would receive if an equity investment entity were to liquidate all of its assets (as valued in accordance with GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is WGL Holdings’ share of the earnings or losses from the equity investment for the period.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Part 1. Financial Information, page (i)

Notes to Consolidated Financial Statements, page 12

SEC Comment # 2: Note 1. Accounting Policies, page 82

Storage Gas Valuation Methods, page 85

“Please tell us your basis in GAAP for reversing prior-period lower-of-cost or market adjustments in light of the guidance in ASC 330-10-35-14 and ASC 270-10-45-6.”

Response to Comment # 2: Note 1. Accounting Policies, page 82

Storage Gas Valuation Methods, page 85

Our disclosure about “reversing prior-period lower-of-cost or market adjustments” relates only to interim adjustments made during that same fiscal year. We do not reverse any lower-of-cost or market adjustments that relate to a prior fiscal year.

We follow the guidance in both ASC 330-10-35-14 and ASC 270-10-45-6. In accordance with ASC 330-10-35-14, for inventory that we have written down below cost at the end of the fiscal year, the reduced carrying value is considered to be cost for subsequent accounting periods. However, in accordance with ASC 270-10-45-6(c), for inventory that has been written down below its cost in interim periods, we recognize any gains due to subsequent market price recoveries within that same fiscal year as gains only in those later interim periods when a subsequent market price recovery occurs. We do not recognize any gains on such market price recoveries that exceed previously recognized write-downs for that same fiscal year. In our future filings, we will clearly state that any gains from reversing prior period write-downs relate only to write-downs that were made in prior interim periods of the same fiscal year by including the following disclosure in our accounting policies note under the section storage gas valuation methods:

“Interim inventory losses attributable to lower-of-cost or market adjustments may be reversed if the market value of the inventory is recovered by the end of the same fiscal year.”

We thank the SEC staff for its interest in the financial reporting of WGL Holdings, Inc. and Washington Gas Light Company. We hope that we have been responsive to your comments and questions. We would be pleased to answer any further questions or discuss these matters with you by phone should you wish to call us.

Respectfully submitted,

/s/ William R. Ford
William R. Ford
Vice President and Chief Accounting Officer (Principal Accounting Officer)
WGL Holdings, Inc. and Washington Gas Light Company

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